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                                               [LOGO]
                                               THE HARTFORD

                                               LISA M. PROCH
                                               Assistant Vice President and
                                               Senior Counsel
                                               Law Department
                                               Direct Dial: (860) 843-8335
                                               Fax: (860) 843-8665

July 16, 2012

VIA EDGAR

Ms. Debbie Skeens
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8629

Re: Hartford Life Insurance Co Separate Account VL II ("Hartford Life") Initial Registration Statement on Form N-6
     File Nos. 333-180756; 811-07271

     Hartford Life & Annuity Co Separate Account VL II ("HLA") Initial Registration Statement on Form N-6
     File Nos. 333-180757; 811-07273

Dear Ms. Skeens:

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectuses and related statements of additional information for the above-referenced registration statements filed on Form N-6.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

/s/ Lisa Proch

Assistant Vice President and
Assistant General Counsel


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                                               [LOGO]
                                               THE HARTFORD

July 16, 2012

VIA EDGAR

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8629

Re:  Hartford Life Insurance Company ("Registrant")
     Registration Statement on Form N-6 ("Registration Statement") Pre-Effective Amendment No. 1
     File Nos. 333-180756

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Hartford Life Insurance Company, hereby requests that the registration statement electronically filed via EDGAR on Form N-6 (File No. 333-180756) be accelerated and declared effective on July 16, 2012, or as soon thereafter as is reasonably practicable.

You may direct any questions regarding this filing to the undersigned at (860) 843-7555.

                                HARTFORD LIFE INSURANCE COMPANY

                                By:  /s/ Michael J. Roscoe
                                     -----------------------------------------
                                     Michael J. Roscoe, Senior Vice President,
                                     Actuary

                                HARTFORD EQUITY SALES COMPANY, INC.

                                By:  /s/ Stephen A. Roscoe
                                     -----------------------------------------
                                     Stephen A. Roscoe, Vice President,
                                     Director